SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 30, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release RESTATEMENT OF RESULTS FOR THE SECOND QUARTER
AND SIX MONTHS ENDED 30 JUNE 2008 – REDUCTION IN HEADLINE LOSS

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
RESTATEMENT OF RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2008 –
REDUCTION IN HEADLINE LOSS
The unaudited results for the quarter and six months ended 30 June 2008 were released on SENS on
31 July 2008. Following the publication of these results, AngloGold Ashanti has reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-hedge derivative settlements in accordance with IAS34 – Interim Financial Reporting. Following this reassessment, the income tax expense has been reduced by R641 million (US$81m) for the period. This is as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period’s pre-tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-end and therefore would not have had any effect on the full year’s income tax expense and earnings. Nevertheless, in compliance with IAS34, AngloGold Ashanti has decided to revise its results for the quarter and six months ended
30 June 2008.
The effect of the reassessment is as follows:
Group Income Statement
Six months ended June 2008
As Published Adjustment Restated
R m $ m R m $ m R m $ m
Taxation expense
1,183 156 (641) (81) 542 75
Net loss attributable to ordinary
shareholders
4,630 310
(641)
(81)                3,989
229
Group Balance Sheet
at end June 2008
As Published
Adjustment
Restated
R m $ m R m $ m R m $ m
Taxation payable
1,313 168 (248) (31) 1,065 137
Deferred taxation
8,366 1,068
(393) (50) 7,973 1,018
For completeness, those pages of the report as published which are affected by the above revision have been corrected and are attached.
Restated documents attached:
Summary of operating and financial review
Group Income Statement
Group Balance Sheet
Statement of recognised income and expense
Notes:
1 Taxation
2 Retained earnings and other reserves
3
Headline (loss) earnings
Queries
South Africa
Tel:
Mobile:
E-mail:
Himesh Persotam (Investors)  +27 (0) 11 637 6647                +27(0)823393890
hpersotam@AngloGoldAshanti.com
Alan Fine (Media)
+27 (0) 11 637 6383                +27(0)833500757
afine@AngloGoldAshanti.com
Joanne Jones (Media)             +27 (0) 11 637 6813                +27(0)828960306
jjones@AngloGoldAshanti.com
Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December
2007, which was distributed to shareholders on 31 March 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

Report
Restated for the quarter and six months ended 30 June 2008
Quarter
Six months
Quarter
Six months
ended
Jun
2008
Restated
ended
Jun
2008
Restated
ended
Jun
2008
Restated
ended
Jun
2008
Restated
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
38,984
76,194
1,253
2,450
Price received - R/kg / $/oz
(44,303)
67,390
(157)
289
Price received normalised for accelerated
settlement of non-hedge derivatives
- R/kg / $/oz
178,796
181,303
717
736
Total cash costs - R/kg / $/oz
108,195
106,429
434
433
Total production costs - R/kg / $/oz
138,115
137,238
554
558
Financial review
Gross profit (loss) - Rm / $m
787
(2,573)
36
(41)
Gross loss adjusted for the gain (loss)
on unrealised non-hedge derivatives and other
commodity contracts
- Rm / $m
(6,909)
(4,814)
(866)
(592)
Adjusted gross profit normalised for accelerated
settlement of non-hedge derivatives - Rm / $m
1,726
3,821
223
497
Loss attributable to equity
shareholders
- Rm / $m
(176)
(3,989)
(87)
(229)
Headline loss
1
- Rm / $m
(713)
(4,593)
(156)
(307)
Headline loss adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond
- Rm / $m
(6,877)
(6,064)
(865)
(761)
Capital expenditure - Rm / $m
2,357
4,287
304
561
Loss per ordinary share - cents/share
Basic
(62)
(1,412)
(30)
(81)
Diluted
(62)
(1,412)
(30)
(81)
Headline
1
(252)
(1,626)
(55)
(108)
Headline loss adjusted for the gain (loss) on
unrealised non-hedge derivatives, other commodity
contracts and fair value adjustments on convertible
bond -
cents/share
(2,434)
(2,147)
(306)
(269)
Notes:
1. Refer to note 3 “Notes” for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Group income statement
Quarter
Six months
ended
ended
June
June
2008
2008
Restated
Restated
SA Rand million
Note
U naudited Unaudited
Revenue
7,720
15,191
Gold income
7,508
14,753
Cost of sales
(5,406)
(10,398)
Loss on non-hedge derivatives and other commodity contracts
(1,316)
(6,928)
Gross profit (loss)
787
(2,573)
Corporate administration and other expenses
(252)
(467)
Market development costs
(24)
(48)
Exploration costs
(269)
(542)
Other operating expenses
(48)
(16)
Operating special items
273
355
Operating profit (loss)
467
(3,291)
Interest received
102
184
Exchange loss
(28)
(27)
Fair value adjustment on option component of convertible bond
12
183
Finance costs and unwinding of obligations
(216)
(481)
Share of associates' profit
10
10
Profit (loss) before taxation
348
(3,423)
Taxation
1
(594)
(542)
Loss after taxation from continuing operations
(246)
(3,966)
Discontinued operations
Profit for the period from discontinued operations
191
188
Loss for the period
(56)
(3,778)
Allocated as follows:
Equity shareholders
(176)
(3,989)
Minority interest
121
211
(56)
(3,778)
Basic l oss per ordinary share (cents)
1
Loss from continuing operations
(130)
(1,479)
Profit from discontinued operations
68
67
Loss
(62)
(1,412)
Diluted loss per ordinary share (cents)
2
Loss from continuing operations
3
(130)
(1,479)
Profit from discontinued operations
3
68
67
Loss
3
(62)
(1,412)
Dividends
4
- Rm
148
- cents per Ordinary share 53
- cents per E Ordinary share 26
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared and paid during the period.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Six months
ended
ended
June
June
2008
2008
Restated
Restated
US Dollar m illion
Note
U naudited Unaudited
Revenue
996
1,983
Gold income
968
1,926
Cost of sales
(698)
(1,359)
Loss on non-hedge derivatives and other commodity contracts
(235)
(608)
Gross profit (loss)
36
(41)
Corporate administration and other expenses
(33)
(61)
Market development costs
(3)
(6)
Exploration costs
(34)
(71)
Other operating expenses
(6)
(2)
Operating special items
36
47
Operating loss
(4)
(134)
Interest received
13
24
Exchange loss
(4)
(4)
Fair value adjustment on option component of convertible bond
2
24
Finance costs and unwinding of obligations
(28)
(63)
Share of associates' profit
1
1
Loss before taxation
(20)
(151)
Taxation
1
(76)
(75)
Loss after taxation from continuing operations
(95)
(226)
Discontinued operations
Profit for the period from discontinued operations
24
24
Loss for the period
(71)
(202)
Allocated as follows:
Equity shareholders
(87)
(229)
Minority interest
16
27
(71)
(202)
Basic l oss per ordinary share (cents)
1
Loss from continuing operations
(39)
(89)
Profit from discontinued operations
9
8
Loss
(30)
(81)
Diluted loss per ordinary share (cents)
2
Loss from continuing operations
3
(39)
(89)
Profit from discontinued operations
3
9
8
Loss
3
(30)
(81)
Dividends
4
- $m
18
- cents per Ordinary share 7
- cents per E Ordinary share 3
1
Calculated on the basic weighted average number of ordinary shares.
4
Represents the dividend declared and paid during the period.
Rounding of figures may result in computational discrepancies.
2
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
3
Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.
Group balance sheet
As at
June
2008
Restated
SA Rand million
Note
Unaudited
ASSETS
Non-current assets
Tangible assets
53,752
Intangible assets
3,649
Investments in associates
396
Other investments
633
Inventories
3,030
Trade and other receivables
864
Def erred taxation
655
Other non-current assets
281
63,259
Current assets
Inventories
5,778
Trade and other receivables
1,905
Derivatives
4,810
Current portion of other non-current assets
2
Cash restricted for use
547
Cash and cash equivalents
3,914
16,955
Non-current assets held for sale
10
16,965
TOTAL ASSETS
80,224
EQU ITY AND LIABILITIES
Share capital and premium
22,495
Ret ained earnings and ot her reserves 2
(5,932)
Shareholders' equity
16,562
Minority interests
637
Total equity
17,199
Non-current liabilities
Borrowings
7,387
Environmental rehabilitation and other provisions
4,049
Provision for pension and post-retirement benefits
1,247
Trade, other payables and deferred income
68
Derivatives
350
Def erred taxation
7,973
21,074
Current li abilities
Current portion of borrowings
10,103
Trade, other payables and deferred income
12,658
Derivatives
18,126
Taxation
1,065
41,952
Total li abilities
63,025
TOTAL EQUITY AND LIAB ILITIES
80,224
Net asset value - cents per share
6,100

Rounding of figures may result in computational discrepancies.
Group balance sheet
As at
June
2008
Restated
US Dollar m illion
Note
Unaudited
ASSETS
Non-current assets
Tangible assets
6,862
Intangible assets
466
Investments in associates
51
Other investments
81
Inventories
387
Trade and other receivables
110
Def erred taxation
84
Other non-current assets
36
8,076
Current assets
Inventories
738
Trade and other receivables
243
Derivatives
614
Cash restricted for use
70
Cash and cash equivalents
500
2,164
Non-current assets held for sale
1
2,165
TOTAL ASSETS
10,241
EQU ITY AND LIABILITIES
Share capital and premium
2,872
Ret ained earnings and ot her reserves 2
(758)
Shareholders' equity
2,114
Minority interests
81
Total equity
2,195
Non-current liabilities
Borrowings
943
Environmental rehabilitation and other provisions
517
Provision for pension and post-retirement benefits
159
Trade, other payables and deferred income
9
Derivatives
45
Def erred taxation
1,018
2,690
Current li abilities
Current portion of borrowings
1,290
Trade, other payables and deferred income
1,616
Derivatives
2,314
Taxation
137
5,356
Total li abilities
8,046
TOTAL EQUITY AND LIABILITIES
10,241
Net asset value - cents per share
779

Statement of recognised income and expense
Six months
Six months
ended
ended
June
June
2008
2008
Restated Restated
U naudited Unaudited
SA R and million US Dollar million
Net loss on cash flow hedges removed from equity and reported in gold sales
1,017
134
Net loss on cash flow hedges
(763)
(100)
Hedge effectiveness
(2)
-
Loss on available-for-sale financial assets
(67)
(9)
Deferred taxation on items above
(51)
(6)
Translation
4,108
351
Net income recognised directly in equity
4,242
370
Loss for the period
(3,778)
(202)
Total recognised income for the period
464
168
Attributable to:
Equity shareholders
203
143
Minority interest
261
25
464
168
Rounding of figures may result in computational discrepancies.

Notes
for the second quarter and six months ended 30 June 2008
1. Taxation
Quarter ended
Six months
ended
Quarter ended
Six months ended
Jun
2008
Jun
2008
Jun
2008
Jun
2008
Restated             Restated             Restated              Restated
Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(22)
(599)
(5)
(80)
Disposal of tangible
assets (note 3)
(3)
(5)
–
(1)
Under provision prior year
(28)
(14)
(4)
(2)
(53)
(618)
(9)
(83)
Deferred taxation
Temporary differences
997
845
126
105
Unrealised non-hedge
derivatives and other
commodity contracts
(1,545)
(954)
(194)
(122)
Disposal of tangible
assets (note 3)
7
(4)
1
–
Change in statutory tax rate
–
189
–
25
(541)
76
(67)
8
Total taxation
(594)
(542)
(76)
(75)
Rounding of figures may result in computational discrepancies.

2.
Retained earnings and other reserves
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
(losses) gains
Other
comprehen-
sive
income
Total
SA Rand million - Restated
Balance at December 2007
(5,524) 138 338 (108) (1,011) (6,167)
Deferred taxation rate change (3) (3)
Loss attributable to equity shareholders (3,989) (3,989)
Dividends (148) (148)
Transfers to foreign currency translation reserve (12) 12 –
Disposal of subsidiary (6) (6)
Net loss on cash flow hedges removed from equity
and reported in gold sales 1,005 1,005
Net loss on cash flow hedges (758) (758)
Hedge ineffectiveness (2) (2)
Deferred taxation on cash flow hedges and hedge
effectiveness (64) (64)
Loss on available-for-sale financial assets (67) (67)
Deferred taxation on available-for-sale financial
assets 16 16
Share-based payment for share awards and BEE
transaction 186 186
Translation
4,175 2 (112) 4,065
Balance at June 2008
(9,673) 138 4,525 (109)
(813)
(5,932)
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
(losses) gains
Other
comprehen-
sive
income
Total
US Dollar million - Restated
Balance at December 2007
(1,020) 20 258 (16) (148) (906)
Deferred taxation rate change –
Loss attributable to equity shareholders (229) (229)
Dividends (18) (18)
Transfers to foreign currency translation reserve (2) 2 –
Disposal of subsidiary (1) (1)
Net loss on cash flow hedges removed
from equity and reported in gold sales 132 132
Net loss on cash flow hedges (99) (99)
Hedge ineffectiveness – –
Deferred taxation on cash flow hedges and hedge
effectiveness (8) (8)
Loss on available-for-sale financial assets (9) (9)
Deferred taxation on available-for-sale financial
assets 2 2
Share-based payment for share awards and BEE
transaction 24 24
Translation
(2) 351 2 3 354
Balance at June 2008
(1,269) 18 611 (14) (104) (758)
Rounding of figures may result in computational discrepancies.

3. Headline
loss
Quarter ended
Six months
ended
Quarter ended
Six months ended
Jun
2008
Jun
2008
Jun
2008
Jun
2008
Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
The loss attributable to
equity shareholders has been
adjusted by the following to arrive
at headline loss:
Loss attributable to
equity shareholders
(176)
(3,989)
(87)
(229)
Impairment of tangible assets
1
4
–
–
Profit on disposal and abandonment
of assets
(272)
(357)
(35)
(46)
Profit on disposal of investment in
subsidiary
(29)
(29)
(4)
(4)
Profit on disposal of discontinued
assets
(217)
(217)
(27)
(27)
Impairment of investment in associate
13
14
2
2
Profit on disposal of assets in
associate
(23)
(23)
(3)
(3)
Taxation on items above –
current portion (note 1)
3
5
–
1
Taxation on items above –
deferred portion (note 1)
(7)
4
(1)
–
Discontinued operation – Taxation
on item above
(6)
(6)
(1)
(1)
Headline loss
(713)
(4,593)
(156)
(307)
Cents per share
(1)
Headline loss
(252)
(1,626)
(55)
(108)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 30, 2008
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary